CONSOLIDATED FINANCIAL STATEMENTS

For the years ended
December 31, 2016 and 2015

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Timmins Gold Corp.

We have audited the accompanying consolidated financial statements of Timmins Gold Corp., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, and the consolidated statements of earnings (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Timmins Gold Corp. as at December 31, 2016 and December 31, 2015, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Professional Accountants

March 8, 2017
Vancouver, Canada

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2016 and 2015
(In thousands of United States dollars, except share numbers and per share amounts)

	Note	2016	2015

Metal revenues	25	$123,873	$109,192

Cost of sales (including depreciation and depletion)	8a)	89,016	112,084

Earnings (loss) from mine operations		34,857	(2,892)

Corporate and administrative expenses	8b)	7,607	10,519
Loss on sale of asset	5	856	-
Impairment reversal of mineral properties and other assets	7a)	(23,699)	-
Impairment of mineral properties, exploration and evaluation and other assets	5, 7b)	12,737	228,367

Earnings (loss) from operations		37,356	(241,778)

Other income (expense), net		159	679
Finance expense	8c)	(2,957)	(599)
Gain on derivative contracts	21b)	2,003	-
Loss on debenture renegotiation		-	(98)
Foreign exchange (loss) gain		(591)	1,227

Earnings (loss) before income taxes		35,970	(240,569)

Income taxes
Current tax expense	18	3,362	432
Deferred tax expense (recovery)	18	870	(50,690)
		4,232	(50,258)

Earnings (loss) and comprehensive income (loss) for the year		$31,738	$(190,311)

Weighted average shares outstanding:
Basic	19	320,989,300	248,620,420
Diluted	19	324,193,553	248,620,420

Earnings (loss) per share:
Basic	19	$0.10	$(0.77)
Diluted	19	$0.10	$(0.77)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2016 and 2015
(In thousands of United States dollars)

	Note	2016	2015

OPERATING ACTIVITIES
Earnings (loss) before income taxes		$35,970	$(240,569)
Items not affecting cash:
Loss on sale of asset	5	856	-
Impairment of mineral properties, exploration and evaluation and other asset	5, 7b)	12,737	228,367
Impairment reversal of mineral properties and other assets	7a)	(23,699)	-
Depletion and depreciation	8a)	14,299	16,542
Finance expense	8c)	2,957	599
Share-based payments	8b)	837	1,573
Gain on derivative contracts	21b)	(1,875)	-
Other provision revaluation		95	-
Loss on debenture renegotiation		-	98
Unrealized foreign exchange loss (gain)		706	(1,499)
		42,883	5,111
Changes in non-cash working capital items:
Trade and other receivables		2,803	6,746
Inventories		(1,255)	420
Advances and prepaid expenses		(700)	93
Trade payables and accrued liabilities		(9,649)	920
Cash provided by operating activities		34,082	13,290

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation	11	(18,979)	(31,989)
Caballo Blanco Property sale proceeds, net of transaction costs	5	9,153	-
Acquisition of Newstrike, net of cash acquired	6	-	258
Newstrike transaction costs	6	(2,552)	-
Cash used in investing activities		(12,378)	(31,731)

FINANCING ACTIVITIES
Interest paid	8c)	(597)	(1,044)
Loan facility extension fees	14	(602)	-
Proceeds from equity financing, net of transaction costs	16a), 17a)	13,803	4,616
Repayment of principal on loan facility	14	(10,223)	-
Repayment of debenture	15	(1,540)	-
Cash provided by financing activities		841	3,572

Effects of exchange rate changes on the balance of cash held in foreign currencies		(167)	(584)

Increase (decrease) in cash and cash equivalents		22,378	(15,453)
Cash and cash equivalents, including restricted cash (note 11), beginning of year		11,499	26,952
Cash and cash equivalents including restricted cash (note 11), end of year		$33,877	$11,499

Supplemental disclosure with respect to cash flows (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)

		December 31,	December 31,
	Note	2016	2015

ASSETS
Current
Cash and cash equivalents	20	$33,877	$9,183
Restricted cash	11	-	2,316
Trade and other receivables	9	8,899	10,876
Inventories	10	10,335	8,904
Advances and prepaid expenses		1,556	856
Derivative asset	21b)	1,875	-
Total current assets		56,542	32,135

Mineral properties, plant and equipment,
exploration and evaluation	11	114,301	120,702
Total assets		$170,843	$152,837

LIABILITIES
Current
Trade payables and accrued liabilities	12	$17,187	$32,451
Current portion of equipment financing	11	378	851
Loan facility	14	-	10,019
Debenture	15	-	1,480
Other provisions		1,219	1,113
Total current liabilities		18,784	45,914

Warrant liability	16	2,471	282
Deferred tax liabilities	18b)	3,354	1,305
Provision for site reclamation and closure	13	3,148	3,981
Provision for contingent payment	5	-	4,515
Long-term equipment financing	11	-	378
Total liabilities		27,757	56,375

EQUITY
Issued capital	17a)	212,698	198,649
Share-based payment reserve		18,317	17,480
Deficit		(87,929)	(119,667)
Total equity		143,086	96,462
Total liabilities and equity		$170,843	$152,837

Commitments and contingencies (note 24)
Events after the reporting period (note 9, 21)

Approved by the Directors

“Greg McCunn”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers)

				Share-
		Number of		based	(Deficit)
		common	Issued	payment	Retained	Total
		shares	capital	reserve	earnings	equity
Balance at January 1, 2016	Note	315,332,190	$198,649	$17,480	$(119,667)	$96,462
Earnings and comprehensive income for the year		-	-	-	31,738	31,738
Share-based payments	17	-	-	837	-	837
Shares issued for debenture interest	17	301,936	80	-	-	80
Shares issued in lieu of bonus payment on long-term debt extinguishment	17	550,000	134	-	-	134
Shares issued in lieu of termination benefits	17	3,044,476	848	-	-	848
Shares issued for cash equity financing	17	36,400,000	12,987	-	-	12,987
Balance at December 31, 2016		355,628,602	$212,698	$18,317	$(87,929)	$143,086

Balance at January 1, 2015		179,877,379	$128,735	$14,398	$70,644	$213,777
Loss and comprehensive loss for the year		-	-	-	(190,311)	(190,311)
Share-based payments		-	-	1,573	-	1,573
Issued to acquire Newstrike Capital Inc.
Shares, net of share issuance costs	17	105,108,103	63,820	-	-	63,820
Share options		-	-	1,509	-	1,509
Shares issued for private placement	17	20,000,000	3,729	-	-	3,729
Shares issued for plant acquisition	17	10,000,000	2,291	-	-	2,291
Shares issued for debenture interest	17	346,708	74	-	-	74
Balance at December 31, 2015		315,332,190	$198,649	$17,480	$(119,667)	$96,462

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico. On May 26, 2015, Timmins acquired all the outstanding common shares of Newstrike Capital Inc. (“Newstrike”) (note 6). Through this acquisition, Timmins acquired Newstrike’s wholly owned subsidiary Minera Aurea, S.A de C.V. which holds a 100% interest in the Ana Paula Property, an exploration and evaluation asset in Guerrero, Mexico.

MdN also owned the Caballo Blanco Property, an exploration and evaluation asset in Veracruz, Mexico, acquired on December 23, 2014. The Caballo Blanco Property was sold on July 20, 2016 to Candelaria Mining Corp. (“Candelaria”) (note 5).

The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 615 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 8, 2017.

b)	Basis of measurement

The consolidated financial statements have been prepared using the historical cost basis specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below, except for certain financial assets and liabilities which are measured at fair value.

c)	Functional currency and presentation currency

The consolidated financial statements are presented in thousands of United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars, which are also stated in thousands.

d)	Judgements

The critical judgements that the Company’s management has made in the application of the accounting policies presented in note 3 that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

	ii.	Business combination versus asset acquisition

The Company considered the applicability of IFRS 3 - Business Combinations (“IFRS 3”) with respect to the acquisition of Newstrike (note 6). IFRS 3 defines a business as having a system where inputs enter a process to produce outputs. The Company had determined that Newstrike did not meet the criteria for a business based on the indicators outlined by IFRS. As such, the Company had determined that the acquisition of Newstrike was not a business combination and accordingly accounted for it as an asset acquisition.

	iii.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized as exploration and evaluation (note 11) have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit which may include geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

e)	Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

	i.	Impairments (note 7)

The Company assesses its mineral properties, plant and equipment assets, and exploration and evaluation properties each reporting period to determine whether any indication of impairment or impairment reversal exists. Where an indicator of impairment or impairment reversal exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use.

In determining the recoverable amounts of the Company’s mineral properties and plant and equipment assets, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions or increases in metal price forecasts; estimated future costs of production; estimated future capital expenditures; recoverable reserves, resources, and exploration potential; and economics can result in an impairment or impairment reversal of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

	ii.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.

The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data.

The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, exploration and evaluation properties and plant and equipment (note 11), site reclamation and closure provisions (note 13), recognition of deferred tax amounts (note 18) and depreciation and depletion (note 11).

	iii.	Depreciation and depletion (note 11)

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

	iv.	Deferred stripping costs (note 11)

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

	v.	Inventories (note 10)

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”) and are subject to significant measurement uncertainty.

Write-downs of ore in stockpiles, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

	vi.	Provision for site reclamation and closure (note 13)

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

	vii.	Deferred taxes (note 18)

The Company’s provision for income taxes is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

	viii.	Share-based payments (note 17)

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

	ix.	Contingencies (note 24)

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries disclosed in note 1. All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation.

Control exists where the parent entity is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)	Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in earnings or loss from operations for the period.

c)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statements of financial position are comprised of cash and highly liquid investments having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash.

d)	Revenue recognition

Metal revenues are earned from the sale of refined metal (primarily gold and silver by-product) and are recognized when significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Metal revenues are subject to adjustment upon final settlement based upon metal prices, weights and assays. These adjustments are recorded within metal revenues.

e)	Inventories

The Company predominantly produces gold and silver by-product. Inventories consist of unprocessed ore stockpile, ore in process, finished metal inventory (doré), and operational supplies. Doré represents a bar containing predominantly gold by value which must be refined into its saleable metals.

These inventories are valued at the lower of cost and NRV after consideration of additional processing, refining and transportation costs. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to saleable form.

Write-downs of inventory are recognized in earnings or loss from operations as incurred. The Company reverses write- downs in the event that there is a subsequent increase in NRV.

i.	Ore in process

The recovery of gold and silver from the ore is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of recoverable gold in ore in process inventory.

ii.	Finished metal inventory

Finished metal inventory consists of doré bars containing gold and silver.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	iii.	Supplies

Supplies include consumables used in operations such as fuel, grinding material, chemicals, and spare parts. NRV is estimated as replacement cost.

Major spare parts and standby equipment are included in plant and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of plant and equipment.

f)	Mineral properties, plant and equipment, exploration and evaluation

	i.	Mineral property development costs

Mineral property development costs, including reclassified mineral property acquisition costs and capitalized exploration and evaluation costs, are stated at cost less accumulated depreciation and accumulated impairment losses. Costs associated with the commissioning of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the manner intended by management.

The Company capitalizes the cost of acquiring, maintaining, exploring, and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.

Costs of producing properties are amortized using the UOP method based on estimated proven and probable reserves forecast to be extracted over the life of the mine and the costs of abandoned properties are written off in the period in which that decision is made by management.

The Company capitalizes the costs of developing mineral properties that are currently in production until such time that management can conclude the existence of additional proven and probable reserves resulting from the development activities. Upon determination of the additional proven and probable ounces, the development costs are amortized using the UOP method based on the total proven and probable reserves (previous remaining reserves plus new reserves).

Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in earnings or loss as incurred. Write-offs due to impairment in value are charged to earnings or loss as incurred.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Stripping costs incurred prior to commercial production are capitalized and deferred as part of the cost of constructing the mine.

Mining costs associated with stripping activities during the production phase of a mine are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred, unless the stripping activity can be shown to represent future benefits to the mineral property, in which case stripping costs are capitalized.

Future benefits to the mineral property are demonstrated when stripping activity results in either immediate usable ore to produce finished gold doré bar inventory or improved access to sources of gold reserves that will be produced in future periods that would otherwise not have been accessible. Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company previously included stripping costs in its production costs using a strip ratio based on tonnes of material removed compared to the estimated strip ratio per each separately identifiable component. Periods where the actual strip ratio for the identifiable component exceeded the average life of mine strip ratio for that component resulted in deferral of the excess stripping costs as an asset recorded within mineral properties (note 11). Commencing on October 1, 2015, as a result of the impairment (note 7(b)), all stripping costs were included in production costs. On October 1, 2016, as a result of the impairment reversal (note 7(a)) and extended mine life, the Company resumed capitalizing stripping costs.

ii.	Plant and equipment

Plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any plant and equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in earnings or loss for the period. When the parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to earnings or loss as incurred.

iii.	Exploration and evaluation costs

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred on a mineral property are capitalized where management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

Exploration and evaluation expenditures comprise costs that are directly attributable to:

•	researching and analyzing existing exploration data;
•	conducting geological studies, exploratory drilling and sampling;
•	examining and testing extraction and treatment methods; and
•	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs and exploration and evaluation expenditures are reclassified to mineral properties. The Company is in the process of exploring and developing many of its exploration and evaluation properties and has not yet determined the amount of reserves available.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management reviews the carrying value of mineral properties at each reporting date and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of impairments and recoveries.

iv.	Depletion and depreciation

Mineral property costs, including deferred stripping costs, are depreciated when commercial production begins using the UOP method based on estimated proven and probable reserves.

Plant and equipment, including major components, are depreciated using the following depreciation methods and rates for the nine months ended September 30, 2015:

Computer equipment	30% straight line method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% straight line method
Vehicles	25% straight line method
Mine equipment and buildings	UOP method
Plant and equipment	UOP method

Effective October 1, 2015, as a result of the impairment (note 7(b)), the expected life of plant and equipment at the San Francisco Mine was revised to align to the updated mine plan. The associated depreciation rates were updated as follows, with no changes in the depreciation method:

Computer equipment	33% straight line method
Leasehold improvements	33% straight line method
Office furniture and equipment	33% straight line method
Vehicles	33% straight line method
Mine equipment and buildings	UOP method
Plant and equipment	UOP method

Effective October 1, 2016, as a result of the impairment reversal (note 7(a)), the expected life of plant and equipment at the San Francisco Mine was revised to align with depreciation rates prior to October 1, 2015.

Depreciation commences on the date the asset is available for use.

g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

•

by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

•	as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to earnings or loss for the period.

i.	Provision for site reclamation and closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.

The obligation is measured initially at present value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties and is depreciated using either the straight-line method or UOP method, as appropriate.

The provision is initially discounted using a current market-based pre-tax discount rate and subsequently increased for the unwinding of the discount. The unwinding of the discount is charged to earnings or loss for the period.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the market-based pre-tax discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties which arises at the time of establishing the provision. The site reclamation and closure asset is depreciated on the same basis as the related asset.

ii.	Provision for contingent payment

The Company’s acquisition of Caballo Blanco included a contingent payment of $5,000, if in the five years from the acquisition date of December 23, 2014, Caballo Blanco received approval for its environmental permit or the Company underwent a change of control. The Company estimated that the permitting requirements will be met during the year ended December 31, 2017.

The obligation was measured initially at present value based on estimated future cash flows discounted at a market based pre-tax discount rate. The estimated cost was capitalized and included in the carrying value of the related exploration and evaluation mineral properties.

The provision was initially and subsequently increased for the unwinding of the discount over management’s estimated period of two years. The unwinding of the discount was charged to earnings or loss for the period.

The Caballo Blanco Property was sold on July 20, 2016, to Candelaria (note 5). The contingent payment was assumed by Candelaria as part of the consideration.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)	Share-based payments

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to earnings or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are exercised, the applicable original amounts of share-based payment reserve are transferred to issued capital.

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in earnings or loss with a corresponding entry to share-based payment reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve and credited to earnings or loss. For those share options that expire unexercised after vesting, the recorded value remains in share-based payment reserve.

i)	Warrant liabilities

Share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments: Recognition and Measurement. As the exercise price of the share purchase warrant is fixed in Canadian dollars (C$) and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model or the listed trading price at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in earnings or loss as finance expense.

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

j)	Issued capital

Common shares are classified as issued capital. Costs directly attributable to the issue of common shares are recognized as a deduction from issued capital, net of any tax effects.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Financial assets

Financial assets, other than derivatives which are part of effective hedging arrangements, are classified as held to maturity, available-for-sale, loans and receivables or fair value through earnings or loss (“FVTPL”).

Financial assets classified as available-for-sale are measured initially at fair value plus transaction costs and subsequently at fair value with unrealized gains and losses recognized in other comprehensive income except for financial assets that are considered to be impaired, in which case the impairment loss is charged to earnings or loss. The Company has not classified any assets as available-for-sale for any period presented.

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial asset, or, where appropriate, a shorter period. The Company’s cash and cash equivalents, restricted cash, and trade and other receivables are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in earnings or loss. Transaction costs are expensed for assets classified as FVTPL. The Company has not classified any assets as FVTPL for any period presented.

l)	Financial liabilities

Financial liabilities, which are trade payables and accrued liabilities, vendor loan, equipment financing, and loan facility are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in earnings or loss.

m)	Impairment

i.	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than financial assets classified as FVTPL, is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence that the estimated future cash flows of the financial asset or the group of financial assets have been negatively impacted, and the impact can be reliably measured.

Objective evidence of impairment could include the following:

•	significant financial difficulty of the issuer or counterparty;
•	default or delinquency in interest or principal payments; or
•	it has become probable that the borrower will enter bankruptcy or financial reorganization.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in earnings or loss and reflected in an allowance account against trade and other receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through earnings or loss to the extent that the carrying amount of the impaired financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect to available-for-sale equity instruments, impairment losses previously recognized in earnings or loss are not reversed through earnings or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

ii.	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as decreases in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

The recoverable amount is determined as the higher of fair value less costs of disposal and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value.

The pre-tax discount rate applied to the estimated future cash flows measured on a value in use basis reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to earnings or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in earnings or loss.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)	Taxes

	i.	Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

	ii.	Deferred tax expense

Deferred tax is accounted for using the liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable earnings will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in earnings or loss.

	iii.	Mining taxes and royalties

Mining taxes and certain royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to a form of net income after adjustment for items comprising temporary differences.

o)	Earnings (loss) from mine operations

Earnings (loss) from mine operations is calculated by subtracting the cost of sales, which includes production costs and depletion and depreciation, from the Company’s metal revenues.

p)	Earnings (loss) from operations

Earnings (loss) from operations is calculated by subtracting other operational expenses from the Company’s earnings from mine operations. Other operational expenses are those that are not directly attributable to the production of inventory and include corporate and administrative expenses and any impairment of assets incurred during the period.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

q)	Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the earnings and comprehensive income of the Company by the basic weighted average number of common shares outstanding during the period. For purposes of calculating diluted EPS, the proceeds from the potential exercise of dilutive share options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

Share options and share purchase warrants are included in the calculation of diluted EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

r)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Qualifying assets include the cost of developing mineral properties and constructing new facilities.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the weighted average interest rate on such borrowings. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in earnings or loss in the period in which they are incurred.

s)	Operating segments

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver by-product as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2016. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements have been issued but are not yet effective:

a)

IFRS 9 - Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 - Financial Instruments ("IFRS 9") to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to adopt IFRS 9 at the date it becomes effective.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

The following summarizes the expected impact on IFRS 9 upon adoption:

•	The classification of financial assets and liabilities is expected to remain consistent. The Company does not and does not expect to hold equity securities.
•	The introduction of the new “expected credit loss” impairment model is not expected to impact the Company, as the Company only sells to established commodity trading firms.
•	The reformed approach to hedge accounting is not expected to impact the Company, as the Company does not apply or expects to apply hedge accounting.

b)

IFRS 15 - Revenue from Contracts with Customers - In April 2016, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 - Construction Contracts, IAS 18 - Revenue, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers, and SIC 31 - Revenue - Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply IFRS 15 at the date it becomes effective.

The Company is currently evaluating the potential impact of applying IFRS 15. The Company does not anticipate any changes in the gross amounts of revenue recognized but the timing of revenue recognition may differ under the new standard if the timing of transfer of control to customers is deferred and/or if there are additional performance obligations which are currently not recognized separately, such as shipping and insurance services arranged by the Company on behalf of its customers.

c)

IFRS 16 - Leases - In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied.

The Company does not have any material lease contracts. The adoption of IFRS 16 is not expected to have any material impact upon the date it become effective.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

5.	CABALLO BLANCO PROPERTY SALE

On July 20, 2016 (“closing date”), the Company sold the Caballo Blanco Property to Candelaria Mining Corp. Total consideration to be paid was $12,500 in cash and the assumption of the $5,000 (present value - $4,656) contingent liability payable to Goldgroup Mining Inc. This equates to a fair value of $17,156 on the closing date.

As at December 31, 2016, the Company had received $9,250 from Candelaria in cash payments.

Remaining cash payments are to be received as follows:

•	$2,500 at the earlier occurrence of Candelaria receiving environmental permits or one year following the closing date; and,
•

Up to $750 following the completion of negotiations and settlement with a local party related to land access and rental payments owed by the previous owner. As receipt of the remaining $750 is uncertain and subject to the terms of final settlement between Candelaria and the local party, a contingent asset has not been recognized. Any amounts received in relation to the remaining $750 will be recognized in the statement of earnings and comprehensive income in the period of receipt.

For the year ended December 31, 2016, the Company recorded a loss on disposal of $856, representing the total consideration less the book value of net assets sold and costs of disposal, presented as follows:

Fair value of proceeds
Cash received	$9,250
Other receivable	2,500
Total consideration	$11,750
Book value of net assets sold
Caballo Blanco exploration and evaluation property	$17,165
Provision for contingent payment	(4,656)
Total net assets	12,509
Legal and other expenses	97
Loss on disposal	$856

During the six months ended June 30, 2016, the Caballo Blanco Property was classified as an asset held for sale and an impairment charge of $12,737 was recorded to reduce the carrying amount of the Caballo Blanco Property to its fair value.

6.	ACQUISITION OF NEWSTRIKE

On May 26, 2015, the Company acquired all of the outstanding common shares of Newstrike exchanging 0.90 of the Company’s shares (the “Exchange ratio”) and cash consideration of C$0.0001 for each common share of Newstrike. This resulted in 105,108,103 common shares of the Company being issued and C$12 ($9) cash being paid to the former shareholders of Newstrike.

In addition to the 105,108,103 common shares, each Newstrike share option which gave the holder the right to acquire common shares of Newstrike, was exchanged for a share option which gave the holder the right to acquire common shares in the Company on the same basis as the Exchange ratio (the “Replacement Options”). The exercise price of the Replacement Options was determined by dividing the exercise price of the Newstrike share option by the Exchange ratio.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

6.	ACQUISITION OF NEWSTRIKE (Continued)

The 5,962,500 Replacement Options issued have been included in the purchase price at their fair value (weighed average grant date fair value per Replacement Option was $0.25) based on the Black-Scholes pricing model using the following weighted average assumptions:

Risk-free interest rate	1.0%
Expected life of options	0.4 - 6.2 years
Annualized volatility	62.0 - 64.0%
Forfeiture rate	2.2%
Dividend rate	0.0%

The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities. The acquisition did not qualify as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, do not currently exist. The primary asset of Newstrike was the Ana Paula Project in Guerrero, Mexico, an exploration and evaluation stage gold property.

The total consideration was allocated to the assets acquired and liabilities based on their relative fair values on May 26, 2015, as follows:

Purchase price
Fair value of common shares issued, net of share issuance costs	$63,820
Fair value of share options issued	1,509
Cash	9
Transaction costs	1,863
Total consideration	$67,201
Purchase price allocation
Cash and cash equivalents	$786
Trade and other receivables	2,382
Advances and prepaid expenses	221
Plant and equipment	45
Mineral properties and exploration and evaluation assets	67,088
Accounts payable and accrued liabilities	(1,689)
Debenture	(1,632)
Net assets acquired	$67,201

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

7.	IMPAIRMENT

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit may be impaired, or require impairment reversal, thereby requiring adjustment to the carrying value (note 3(m)).

a)	Reversal of impairment charge

During the year ended December 31, 2016, in response to the sustained increase in the spot and forecast gold prices, combined with improved operations during the period, the Company announced significant changes to the San Francisco Mine plan, which foresees continued operations to 2023. This new mine plan significantly extends the expected life of mine, production profile and associated cash flows compared with the Company’s previous estimates and accordingly, was considered to be an indicator of impairment reversal. A detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets. As a result of this assessment, the Company recognized an impairment reversal in the amount of $23,699 increasing the mineral properties, plant and equipment value to its recoverable amount primarily due to the extension of the life of mine. This recovery constitutes a partial reversal of the impairment charge recorded during year ended December 31, 2015.

The recoverable value of the San Francisco Mine CGU was determined based on its fair value less cost of disposal estimated utilizing a discounted cash flow model. The projected cash flows used in recoverable value assessment are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production cost estimates, future capital expenditures and discount rates. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy. The key economic assumptions included in the model are a forecast gold price of $1,250 per ounce and discount rate of 6%.

b)	Impairment charge

The Company identified the following indicators of impairment during the year ended December 31, 2015:

•

Sustained decrease in the gold price resulting in a loss from mining operations at the San Francisco Mine, thereby requiring a significant change to the mine plan as the existing mine plan was uneconomic at current and forecast gold prices.

•	Sustained decrease in the market capitalization of the Company.

Due to significant changes to the San Francisco Mine plan, which foresaw a curtailment of mining operations during the fourth quarter of 2016 with the mine being placed on care and maintenance until economic conditions improved, a detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets. As a result of this assessment, the Company recognized an impairment charge in the amount of $177,071 during the year ended December 31, 2015, to reduce the mineral property, plant and equipment value to its recoverable amount primarily due to the change in expected life of mine compared to previous forecasts.

The recoverable value of the San Francisco Mine CGU was determined based on its fair value less cost of disposal estimated utilizing a discounted cash flow model. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy. The key assumptions included in the model were forecasted gold price of $1,150 per ounce and discount rate of 6%. Forecasted production levels and operating costs were based on historical operating and financial results.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

7.	IMPAIRMENT (Continued) Inventories

i.	Ore in process

During the year ended December 31, 2015, based on the continued evaluation of actual recoveries realized in the irrigation and processing of ore tonnes stacked on the leach pads at the San Francisco Mine, the Company determined a revised estimate of the recoverable gold ounces contained in leach pad inventory. The revised estimate of recoverable gold ounces was less than previous projections which, combined with the decline in forecasted gold prices, resulted in an impairment charge of $35,039 against the ore in process inventory during the year ended December 31, 2015.

ii.	Non-current unprocessed ore stockpile

Due to a sustained decrease in gold price, an impairment assessment was completed on the recoverability of the unprocessed ore stockpile during the year ended December 31, 2015. It was determined that this material could not be processed economically. As a result, an impairment charge of $6,125 was recognized against the unprocessed ore stockpile.

Exploration and evaluation

During the year ended December 31, 2015, changes in the San Francisco Mine plan had resulted in the Company shifting its areas of exploration to focus on Ana Paula and Caballo Blanco. As a result, an impairment charge was recognized on all other capitalized exploration assets for a total of $6,870. The remaining net book value for exploration and evaluation assets, as at December 31, 2015 of $99,575, related solely to the Ana Paula and Caballo Blanco assets.

8.	EXPENSES

a)	Cost of sales:

	Years ended December 31,
	2016	2015
Costs of contract mining	$39,337	$52,923
Crushing and gold recovery costs	31,333	37,378
Mine site administration costs	3,809	4,975
Transport and refining	330	286
Royalties	623	547
Demobilization costs	1,398	-
Change in inventories	(2,113)	(567)
Production costs	74,717	95,542
Depreciation and depletion	14,299	16,542
Cost of sales (including depreciation and depletion)	$89,016	$112,084

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

8.	EXPENSES (Continued)

b)	Corporate and administrative expenses:

		Years ended December 31,
	Note	2016	2015
Salaries and termination benefits		$3,315	$3,975
Consulting and professional fees		2,015	2,697
Share-based payments	17b)	837	1,573
Rent and office costs		317	522
Administrative and other		1,123	1,752
Corporate and administrative expenses		$7,607	$10,519

c)	Finance expense:

		Years ended December 31,
	Note	2016	2015
Interest on loan facility and equipment financing		$597	$1,044
Interest on debenture		43	9
Accretion on extinguished liability		141	228
Accretion of loan facility		736	123
Accretion of provision for site reclamation and closure and other provisions		67	51
Gain on revaluation of Caballo Blanco contingent payment		-	(250)
Loss (gain) on revaluation of warrant liabilities	16	1,308	(606)
Offering expense	16a)	65	-
Finance expense		$2,957	$599

9.	TRADE AND OTHER RECEIVABLES

	Years ended December 31,
	2016	2015
Trade receivable	$1,322	$313
VAT receivable (1)	4,921	9,069
Receivable on Caballo Blanco Property sale	2,500	-
Other receivables (2)	156	1,494
	$8,899	$10,876

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the year ended December 31, 2016, the Company collected $16,027 (December 31, 2015 - $23,148). Subsequent to December 31, 2016, $3,509 of VAT was received by the Company.

(2)	Other receivables include an allowance of doubtful amounts of $92 (December 31, 2015 - $129).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

10.	INVENTORIES

	Years ended December 31,
	2016	2015
Ore in process	$6,347	$3,899
Finished metal inventory	-	181
Supplies	3,988	4,824
	$10,335	$8,904

The costs of inventories recognized as an expense for the year ended December 31, 2016 were $70,670 (December 31, 2015 - $90,301) and are included in cost of sales. During the year ended December 31, 2016, the Company recorded inventory impairments totalling $nil (December 31, 2015 - $41,164) related to ore in process and unprocessed ore stockpile (note 7), and $nil (December 31, 2015 - $3,262) related to supplies inventory.

11.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

				Exploration
		Mineral	Plant and	and
	Note	properties (b)	equipment (1,2,3)	evaluation (c)	Total
Cost
At January 1, 2016		$176,089	$104,361	$108,253	$388,703
Expenditures		1,303	8,024	5,839	15,166
Caballo Blanco Property sale	5	-	-	(29,902)	(29,902)
Change in reclamation obligation	13	(889)	-	-	(889)
At December 31, 2016		176,503	112,385	84,190	373,078
Accumulated depreciation, depletion and impairment
At January 1, 2016		166,166	93,157	8,678	268,001
Depreciation and depletion		10,201	4,274	-	14,475
Impairment of exploration and evaluation	5	-	-	12,737	12,737
Caballo Blanco Property sale	5	-	-	(12,737)	(12,737)
Impairment reversal of mineral properties, plant and equipment	7a)	(18,511)	(5,188)	-	(23,699)
At December 31, 2016		157,856	92,243	8,678	258,777
Carrying amount at December 31, 2016		$18,647	$20,142	$75,512	$114,301

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

11.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

				Exploration
		Mineral	Plant and	and
	Note	properties (b)	equipment (1,2,3)	evaluation (c)	Total
Cost
At January 1, 2015		$154,636	$90,332	$37,645	$282,613
Expenditures		19,381	13,984	3,520	36,885
Acquisition		-	45	67,088	67,133
Change in reclamation obligation	13	2,072	-	-	2,072
At December 31, 2015		176,089	104,361	108,253	388,703
Accumulated depreciation and depletion
At January 1, 2015		35,712	29,120	1,808	66,640
Depreciation and depletion		8,543	8,877	-	17,420
Impairment of mineral properties, plant and equipment, exploration and evaluation	7b)	121,911	55,160	6,870	183,941
At December 31, 2015		166,166	93,157	8,678	268,001
Carrying amount at December 31, 2015		$9,923	$11,204	$99,575	$120,702

(1)

The Company entered into an agreement with an equipment supplier to finance the remaining portion of an equipment purchase totalling $4,862 of which the Company had previously paid $1,459. The financing agreement carries an annual interest rate of 7.2%. On November 15, 2015, the Company renegotiated the terms of repayment. As a result, the remaining balance of $1,229 was payable in 19 monthly instalments with the final instalment being paid on April 25, 2017. The first six instalments was for the interest portion only with the remaining instalments to include equal principal repayments of $95. At December 31, 2016, the current and long-term portions of the equipment financing total $378 and $nil, respectively (December 31, 2015 - $851 and $378, respectively).

(2)

On November 2, 2015, the Company acquired the El Sauzal processing plant and infrastructure (“El Sauzal Plant”) from Goldcorp Inc. (“Goldcorp”) for a total consideration of C$8,000 ($6,055). The consideration was payable as C$1,000 ($764) in cash and C$3,000 ($2,291) in common shares on closing, along with C$4,000 ($3,000) due one year from closing. In connection with this acquisition the Company completed a private placement with Goldcorp for cash proceeds of C$6,000 ($4,616). This cash was restricted for the acquisition, disassembly and transportation of the El Sauzal Plant and accordingly the remaining amount at December 31, 2015, was presented as restricted cash of $2,316 on the consolidated statement of financial position. During the year ended December 31, 2016, all remaining restricted cash was spent on allowable activities. The El Sauzal Plant is considered to be an asset under construction and has a carrying value of $11,801 (December 31, 2015 - $7,392).

(3)	Plant and equipment includes construction-in-progress assets of $1,789 at the San Francisco Mine (December 31, 2015 - $nil).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

11.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

a)	Carrying amount by project

			Exploration
	Mineral	Plant and	and
	properties	equipment	evaluation	Total
At December 31, 2016
San Francisco Mine	$18,647	$7,730	$496	$26,873
Ana Paula Project	-	12,412	75,016	87,428
	$18,647	$20,142	$75,512	$114,301

			Exploration
	Mineral	Plant and	and
	properties	equipment	evaluation	Total
At December 31, 2015
San Francisco Mine	$9,923	$3,742	$-	$13,665
Ana Paula Project	-	7,433	69,850	77,283
Caballo Blanco Project	-	-	29,725	29,725
Other	-	29	-	29
	$9,923	$11,204	$99,575	$120,702

b)	Mineral properties

The San Francisco Mine is located in Santa Ana, Sonora, Mexico which is formed by several adjacent claims. Commercial production began at San Francisco in April 2010. At December 31, 2016 and 2015, mineral properties included $nil unamortized deferred stripping costs.

c)	Exploration and evaluation

The Company holds and is exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

i.	Ana Paula Project

On May 26, 2015, the Company acquired Newstrike and its primary asset the Ana Paula Project in Guerrero, Mexico (note 6).

ii.	Caballo Blanco Gold Project

On December 23, 2014, the Company closed an agreement to acquire 100% of the Caballo Blanco Gold Project, located in the state of Veracruz, Mexico. The Caballo Blanco Property was sold on July 20, 2016, to Candelaria (note 5).

iii.	San Francisco Mine properties

The Company has title to the Patricia, Norma, El Foco, Pima, and Dulce claims located in the state of Sonora, Mexico.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

12.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2016	2015
Trade payables (1)	$10,609	$26,794
Income taxes payable	2,800	1,779
Accrued liabilities (2)	2,053	2,118
Vendor loan	1,725	1,725
Other	-	35
	$17,187	$32,451

(1)	Trade payables at December 31, 2016 include amounts due to Goldcorp of $nil in relation to the El Sauzal Plant acquisition (note 11) (December 31, 2015 - C$4,000 ($2,890)).
(2)	Accrued liabilities at December 31, 2016 include amounts for bonuses of $1,007 (December 31, 2015 - $nil).

13.	PROVISION FOR SITE RECLAMATION AND CLOSURE

Balance at December 31, 2014	$1,865
Accretion of discounted cash flows	44
Change in estimated cash flows and assumptions	2,072
Balance at December 31, 2015	$3,981
Accretion of discounted cash flows	56
Change in estimated cash flows and assumptions	(889)
Balance at December 31, 2016	$3,148

The provision for site reclamation and closure consists of mine closure costs, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended December 31, 2016, the Company completed its annual reassessment of the provision for site reclamation and closure based on independent technical reports. As a result of this reassessment, the provision was decreased by $889 (December 31, 2015 - increase in provision of $2,072).

The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Mine is $4,195 (December 31, 2015 - $4,166). The cash flows have been inflated by the rate of 3.0% (December 31, 2015 - 3.0%) and discounted using the pre-tax risk-free rate of 7.31% (December 31, 2015 - 1.31%) . The provision for site reclamation and closure is not expected to be paid in the near term and is intended to be funded from cash balances at the time of the mine closure.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

14.	LOAN FACILITY

The Company was a party to a secured loan facility with Sprott Resource Lending Partnership (“Sprott”) for a principal amount of $10,223, which carried an annual interest rate of 9.0% paid monthly and was due on December 31, 2015. Under the terms of the loan facility, the Company had pledged all of its assets (including the assets of its subsidiaries) in favour of Sprott as security over the loan facility. In addition, the subsidiaries had each provided guarantees to Sprott for the repayment of any amounts advanced to the Company under the terms of the loan facility. On December 31, 2015, the loan facility was extended to January 31, 2016 and the Company incurred transaction costs of $204.

On January 26, 2016, the Company finalized an agreement to re-finance the secured loan facility with Sprott and Goldcorp (collectively, the “Lenders”). The re-financed loan facility was effective as of January 26, 2016 and had a maturity date of June 30, 2016. Interest was payable monthly at the rate of 12.0% per annum, and the principal amount outstanding was payable on the maturity date.

In consideration of the re-financing, the Company agreed to pay a bonus of $409 to the Lenders on the earlier of the repayment of the loan facility and June 30, 2016. The bonus was payable at the option of Sprott and Goldcorp, each in relation to its proportion of the credit facility, in cash or in common shares of the Company. Any shares issued in connection with the bonus payment would be issued at a deemed price equal to the volume weighted average price per share on the TSX for the ten days immediately preceding issuance, less 10.0%. The effective interest rate of the re- financed loan facility was 23.0%.

On June 14, 2016, the Company repaid the $10,223 loan facility, the bonus and accrued interest. Sprott and Goldcorp optioned to receive $204 and $70 cash bonuses, respectively, with Goldcorp additionally receiving 550,000 common shares, valued at $134, of the Company in lieu of their portion of the cash bonus. With repayment of the secured loan facility complete, the Lenders released the Company of its pledge on the Company’s assets and all other obligations per the re-financed loan facility agreement dated January 26, 2016.

15.	DEBENTURE

As part of the acquisition of Newstrike (note 6), the Company assumed an obligation for a debenture of C$2,000 ($1,542). The terms of the debenture required annual cash interest of 5%, paid semi-annually, and 225 common shares of the Company for every C$100 ($75) principal value outstanding on a monthly basis.

On September 17, 2015, the Company renegotiated the terms of the debenture to extend the maturity date to May 31, 2016. As part of the negotiation, the Company agreed to a one-time issuance of 86,667 common shares ($20) of the Company. In addition, 2,167 common shares of the Company were to be issued per month for every C$100 ($75) principal value outstanding retrospective to June 1, 2015. The total accrued common shares at September 17, 2015, was 154,579 ($35). Cash interest accrued only on amounts remaining unpaid after the maturity date or on default at a rate of 5%, payable semi-annually. The renegotiation did not constitute a substantial modification of the debenture and the Company recognized a charge of $98 in connection with the renegotiation.

The common share interest component of the debenture constituted an embedded derivative and was measured at fair value (a Level 1 fair value measurement). At December 31, 2015, the value of the embedded derivative, included in the carrying value of the debenture, was $29. At December 31, 2015, the Company had accrued common share interest of 43,340 common shares ($6) included in the carrying value of the debenture.

On June 29, 2016, the Company settled the debenture with a cash payment of C$2,000 ($1,540) and all remaining common share interest payments were settled (note 17).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

16.	WARRANT LIABILITY

a)	Bought deal financing

On November 30, 2016, the Company closed a bought deal financing issuing 36,400,000 units of the Company. Each unit included one common share of the Company and one-half of one common share purchase warrant. 18,200,000 warrants were issued as a result of the financing. The warrants are listed for trading on the Toronto Stock Exchange under the symbol TMM.W. The opening price on November 30, 2016 was C$0.07 ($0.05). Each warrant is exercisable for one common share of the Company at a price of C$0.70 ($0.52) per share prior to May 30, 2018. Offering expense allocated to the warrants was $65 (note 8(c)).

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement (note 3(i)), as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (note 8(c)).

The Company used the opening price to determine the fair value of the share purchase warrants at the date of issuance. On November 30, 2016, the share purchase warrants were recognized at a fair value of $881.

At December 31, 2016, the share purchase warrants were revalued to a fair value of $1,220, using the closing price of C$0.09 ($0.07), recognizing a loss of $339 on the revaluation of the share purchase warrant liability (note 8(c)).

b)	Private placement

On October 19, 2015, in connection with a C$6,000 ($4,616) non-brokered private placement with Goldcorp, the Company issued 10,000,000 share purchase warrants. Each share purchase warrant is exercisable for one common share of the Company at a price of C$0.35 ($0.27) per share for a term of 24 months. Following the eleven month anniversary date, at the election of the Company, the share purchase warrants would be subject to an accelerated cancellation period of 10 days if the Company’s closing share price meets or exceeds C$0.60 ($0.46) per share for a period of 20 consecutive days. Should the Company elect to cancel the warrants, payment to the warrant holder would be required in the amount of the difference between the exercise price and the five day volume weighted average share price for each warrant cancelled. As at December 31, 2016 and 2015 there were 10,000,000 share purchase warrants outstanding.

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement (note 3(i)), as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (note 8(c)).

The Company used the Black-Scholes option pricing model to determine the fair value of the share purchase warrants at the date of issuance. On October 19, 2015, the share purchase warrants were recognized at a fair value of $888 using the following weighted average assumptions for the Black-Scholes option pricing:

Risk-free interest rate	0.50%
Expected life of options	2.0 years
Annualized volatility	73.1%
Dividend rate	0.0%

At issuance, the remainder of the private placement proceeds, totalling $3,729, was allocated to issued capital using the residual method.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

16.	WARRANT LIABILITY (Continued)

On December 31, 2016, the share purchase warrants were revalued to a fair value of $1,251 (December 31, 2015 - $282) using the following weighted average assumptions for the Black-Scholes option pricing:

	Years ended December 31,
	2016	2015
Risk-free interest rate	0.69%	0.62%
Expected life of options	0.8 years	1.8 years
Annualized volatility	97.2%	73.2%
Dividend rate	0.0%	0.0%

At December 31, 2016, the Company recognized a loss of $969 (December 31, 2015 - gain of $606) on the revaluation of the share purchase warrant liability (note 8(c)).

17.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

The Company had the following common share transactions during the year ended December 31, 2016:

•	The Company issued 301,936 common shares valued at $80 to settle debenture common share interest (note 15).
•	The Company issued 550,000 common shares valued at $134 to settle bonus payment on extinguishment of loan facility to Goldcorp (note 14).
•	The Company issued 3,044,476 common shares valued at $848 in connection to termination benefits.
•	The Company closed a bought deal financing and issued 36,400,000 common shares for gross proceeds of C$18,837 ($14,030), with transaction costs of C$1,401 ($1,043) (note 16(a)).

The Company had the following common share transactions during the year ended December 31, 2015:

•	The Company completed the acquisition of Newstrike and issued 105,108,103 common shares valued at $63,820 (note 6).
•

The Company issued 20,000,000 common shares valued at $3,729 on closing of the private placement with Goldcorp (note 16(b)). Cash proceeds of C$6,000 ($4,616) were restricted for the acquisition, disassembly and transportation of the El Sauzal plant (note 11).

•	The Company issued 10,000,000 common shares valued at $2,291 in connection with the El Sauzal Plant acquisition from Goldcorp (note 11).
•	The Company issued 346,708 common shares valued at $74 to settle debenture common share interest (note 15).

At December 31, 2016, there were 355,628,602 issued and outstanding common shares (December 31, 2015 - 315,332,190). The Company does not currently pay dividends and entitlement will only arise upon declaration.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

17.	EQUITY (Continued)

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to eighteen months.

Share option transactions and the number of share options outstanding during the year ended December 31, 2016 and 2015, are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2015	12,900,000	1.85
Granted	11,637,500	0.89
Expired	(2,997,000)	0.85
Forfeited	(75,000)	0.75
Outstanding at December 31, 2015	21,465,500	1.47
Granted	2,550,000	0.33
Expired	(5,236,000)	2.14
Forfeited	(925,000)	0.87
Outstanding at December 31, 2016	17,854,500	1.15
Exercisable at December 31, 2016	13,542,000	1.31

Share options outstanding and exercisable at December 31, 2016 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
0.25 - 1.00	10,538,500	0.56	3.81	6,851,000	0.61	3.78
1.01 - 2.00	4,315,000	1.46	2.60	3,690,000	1.44	2.57
2.01 - 3.12	3,001,000	2.76	1.70	3,001,000	2.76	1.70
	17,854,500	1.15	3.16	13,542,000	1.31	2.99

There were nil share options exercised during the year ended December 31, 2016 (year ended December 31, 2015 - nil).

The fair value of share options recognized as an expense during the year ended December 31, 2016 was $837 (year ended December 31, 2015 - $1,573). There were 2,550,000 share options granted during the year ended December 31, 2016 (year ended December 31, 2015 - 11,637,500).

During the years ended December 31, 2016 and 2015, the weighted average grant date fair value per option of the share options granted was C$0.19 ($0.14) and C$0.29 ($0.21), respectively.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

17.	EQUITY (Continued)

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015
Risk-free interest rate	1.0%	0.9%
Expected life of options	5.0 years	4.1 years
Annualized volatility	73.0%	64.2%
Forfeiture rate	2.2%	2.2%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

18.	INCOME TAXES

For the year ended December 31, 2016, the Company incurred $3,362 of current tax expense (December 31, 2015 - $432). The increase in current tax expense in 2016 primarily relates to the increase in profitability at the San Francisco Mine compared to 2015.

For the year ended December 31, 2016, the Company recognized $870 of deferred tax expense (December 31, 2015 - $50,690 deferred tax recovery). The deferred tax expense in 2016 primarily relates to timing differences reversal related to the impairment reversal of mineral properties and other assets.

a)	Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes. Substantially all of the Company’s taxable income for the year ended December 31, 2016 is generated in Mexico and is subject to Mexico’s 30.0% tax rate (December 31, 2015 - 30.0%). The primary driver of the change in effective tax rate for the year ended December 31, 2016 (11.8%) and the year ended December 31, 2015 (22.7%) was the impact of tax losses and temporary differences generated at the San Francisco Mine.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

18.	INCOME TAXES (Continued)

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015
Earnings (loss) before income taxes	$35,970	$(240,569)
Combined Canadian federal and provincial income tax rates	26.0%	26.0%
Expected income tax expense (recovery)	9,352	(62,548)
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	1,605	(9,371)
Non-deductible expenses and Mexico inflation adjustments	1,480	2,590
Foreign exchange	(1,114)	3,899
Utilization of previously unrecognized tax losses	(8,278)	(50)
Mexican special mining duty	971	(6,244)
Change in unrecognized deferred income tax assets	(1,266)	18,351
Other	1,482	3,115
Income tax expense (recovery)	$4,232	$(50,258)

b)	Deferred tax assets and liabilities

The composition of the Company's net deferred income tax liabilities at December 31, 2016 and 2015 are as follows:

	December 31,	December 31,
	2016	2015
Deferred income tax assets:
Non-capital losses	$1,723	$1,684
	1,723	1,684

Deferred income tax liabilities:
Mineral properties, plant and equipment, exploration and evaluation	(1,949)	(311)
Other	(3,128)	(2,678)
	(5,077)	(2,989)
Deferred income tax liabilities, net	$(3,354)	$(1,305)

The Company's unrecognized tax losses, deductible temporary differences, and tax credits at December 31, 2016 and 2015 are as follows:

	December 31,	December 31,
	2016	2015
Non-capital losses	$82,645	$112,872
Mineral properties, plant and equipment, exploration and evaluation	301	38,571
Share issuance costs	1,799	1,288
	$84,745	$152,731

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

18.	INCOME TAXES (Continued)

c)	Non-capital losses

At December 31, 2016, the Company has losses for income tax purposes in Canada and Mexico of $38,144 (December 31, 2015 - $37,053) and $50,860 (December 31, 2015 - $82,137), respectively, which may be used to reduce future taxable income. The Canadian losses, if not utilized, will expire beginning 2028 through to 2035, while the Mexican losses, if not utilized, will expire beginning 2016 through to 2026. Of these Canadian and Mexican amounts, $6,359 (December 31, 2015 - $5,279) and $nil (December 31, 2015 - $1,039), respectively, have been offset against recognized deferred tax liabilities.

19.	EARNINGS (LOSS) PER SHARE

	Year ended December 31, 2016			Year ended December 31, 2015
		Weighted			Weighted
	Earnings	average			average
	for the	shares	Earnings	Loss for	shares	Loss per
	year	outstanding	per share	the year	outstanding	share
Basic EPS	$31,738	320,989,300	$0.10	$(190,311)	248,620,420	$(0.77)
Effect of dilutive securities:
Share options	-	671,779	-	-	-	-
Warrants	-	2,532,474	-	-	-	-
Diluted EPS	$31,738	324,193,553	$0.10	$(190,311)	248,620,420	$(0.77)

At December 31, 2016, 17,854,500 (December 31, 2015 - 21,465,500) share options were outstanding, of which 15,779,500 (December 31, 2015 - 21,465,500) were anti-dilutive because the underlying exercise price exceeded the average market price for the year ended December 31, 2016.

At December 31, 2016, 10,000,000 (December 31, 2015 - 10,000,000) private placement share purchase warrants (note 16(b)) were outstanding, of which nil (December 31, 2015 - 10,000,000) were anti-dilutive because the underlying exercise price exceeded the average market price for the year ended December 31, 2016.

At December 31, 2016, 18,200,000 bought deal financing share purchase warrants (note 16(a)) were outstanding, all of which were anti-dilutive because the underlying exercise price exceeded the average market price for the year ended December 31, 2016.

20.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

As at December 31, 2016, the Company held $20,045 of cash (December 31, 2015 - $11,481) and $13,832 of cash equivalents (December 31, 2015 - $18).

Significant non-cash transactions were as follows:

		Year ended December 31,
	Note	2016	2015
Shares issued in lieu of termination benefits	17	$848	-
Shares issued on loan extinguishment	17	$134	-
Shares issued as payment of debenture interest	17	$80	$74
Shares issued to acquire Newstrike	17	-	$63,820
Shares issued for El Sauzal Plant acquisition	17	-	$2,291

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

21.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At December 31, 2016 and 2015, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the embedded derivative included in the debenture (note 15), the share purchase warrants (note 16), and the derivative asset (note 21(b)).

The carrying values of cash and cash equivalents, trade and other receivables, trade payables, vendor loan and equipment financing approximate their fair value due to their short-term nature.

At December 31, 2016 and 2015, there were no financial assets or liabilities measured and recognized in the consolidated statement of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the outstanding private placement share purchase warrants (note 16(b)), and the derivative asset (note 21(b)), which are Level 2 fair value measurements.

b)	Risk management

The Company’s primary business activities consist of the acquisition, exploration, development and operation of mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, commodity price risk, currency risk, liquidity risk, and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

i.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company’s credit risk is predominantly limited to cash and cash equivalent balances held in financial institutions, the recovery of VAT receivable from the Mexican tax authorities, any gold and silver sales and related receivables and other receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2016, the Company expects to recover the full amount of such assets, less any allowance for doubtful accounts in trade and other receivables (note 9).

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

21.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Cash and cash equivalents are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believes them to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon terms and conditions. The Mexican tax authorities with whom the Company holds a VAT receivable balance, are also deemed to be of sound credit worthiness.

ii.	Commodity price risks

The Company is exposed to price risk associated with the volatility of the market price of commodities, in particular gold and silver, and also to many consumables that are used in the production of gold and silver.

The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity.

As at December 31, 2016, the Company entered into option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 17,100 gold ounces were placed under these contracts with expiry dates through to December 26, 2017 with floor prices at $1,250 per gold ounce and a weighted average maximum sales price of $1,375 per gold ounce. At March 8, 2017, all 17,100 options contracts were unsettled. The carrying value of the derivative asset is $1,875 (December 31, 2015 - $nil) based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

During the year ended December 31, 2016, 3,200 call options and 5,000 put options were settled resulting in a derivative gain of $128 (December 31, 2015 - $nil).

Subsequent to December 31, 2016, a total of 6,600 gold ounces were placed under the above contracts with expiry dates through to May 26, 2017, with floor prices at $1,200 per gold ounce and a sales price of $1,310 per gold ounce. At March 8, 2017, all 6,600 options contracts were unsettled.

iii.	Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s earnings and comprehensive income are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	December 31,	December 31,
	2016	2015
Canadian dollar net monetary assets (liabilities)	$12,427	$(5,934)
Mexican peso net monetary assets	2,306	6,126
	$14,733	$192

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

21.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The effect on earnings before income tax at December 31, 2016 of a 10.0% change in the foreign currencies against the US dollar on the above mentioned net monetary assets and liabilities of the Company is estimated to be an increase/decrease of $1,473 (December 31, 2015 - $19) assuming that all other variables remained constant.

The calculations above are based on the Company’s statement of financial position exposure at December 31, 2016. Subsequent to year end, the Company converted cash of C$13,000 ($9,886) to US dollars.

iv.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The Company has no concentrations of liquidity risk.

A summary of future operating commitments is presented in note 24.

v.	Interest rate risk

The Company’s interest revenue earned on cash and interest expense incurred on the equipment financing are exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the Company has a fixed interest rate on the equipment financing.

The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks.

vi.	Fair value disclosures

At December 31, 2016 and 2015, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the outstanding share purchase warrants (note 16) and the derivative asset (note 21(b))

The carrying values of cash and cash equivalents, restricted cash, trade and other receivables, trade payables and accrued liabilities, equipment financing, vendor loan, loan facility, and the debenture approximate their fair value due to their short-term nature.

22.	RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the years ended December 31, 2016 and 2015, the Company did not enter into any transactions with related parties.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses and share-based payments are included in corporate and administrative expenses.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

22.	RELATED PARTY TRANSACTIONS (Continued)

Key management compensation includes:

	Years ended December 31,
	2016	2015
Salaries and benefits	$881	$1,251
Bonuses	1,008	752
Share-based payments	672	1,428
Termination benefits	-	1,083
	$2,561	$4,514

23.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. At December 31, 2016, the capital of the Company consists of consolidated equity and equipment financing, net of cash.

	December 31,	December 31,
	2016	2015
Equity	$143,086	$96,462
Equipment financing	378	1,229
Loan facility	-	10,019
Debenture	-	1,480
	143,464	109,190
Less: Cash and cash equivalents (including restricted cash)	(33,877)	(11,499)
	$109,587	$97,691

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company also has in place a planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At December 31, 2016, the Company is not subject to any externally imposed capital requirements. At December 31, 2015, the Company was subject to externally imposed capital requirements related to the use of restricted cash for the acquisition, disassembly and transportation of the El Sauzal plant (note 11).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

24.	COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments at December 31, 2016 are as follows:

				Greater
		Within	2 - 5	than 5
	Total	1 year	years	years
Maturity analysis of financial liabilities
Trade payables and accrued liabilities	$17,187	$17,187	$-	$-
Equipment financing	378	378	-	-
Interest payments on equipment financing	6	6	-	-
	17,571	17,571	-	-
Commitments
Future operating commitments (1) (2)	30,585	30,432	153	-
Provision for site reclamation and closure (3)	5,160	-	-	5,160
Other provisions (4)	1,240	1,240	-	-
	36,985	31,672	153	5,160
Total financial liabilities and commitments	$54,556	$49,243	$153	$5,160

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The original Peal contract was for 42 months, however an addendum was signed effective November 1, 2012 for five years (December 31, 2016 - 10 months remaining) and covers substantially all mining services at a fixed cost per tonne of material mined. The Peal commitment is based on the expected tonnage for 2017. Operating commitments also includes a guarantee provided by the Company for the office premises at its corporate office.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; the Company discloses the contractual operating commitments based on management's intent to fulfil the contracts.

(3)	Provision for site reclamation and closure represents the undiscounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine.
(4)

Other provisions represent the undiscounted amount of the demobilization costs related to the Peal contract, whereby the Company is responsible for demobilization costs payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 2.25%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2016, this obligation was determined to be $1,219.

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
(In thousands of United States dollars, except where noted)

25.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At December 31, 2016, all of the Company’s operating and capital assets are located in Mexico except for $14,033 (December 31, 2015 - $3,928) of cash and cash equivalents and other current assets which are held in Canada.

During the years ended December 31, 2016 and 2015, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Years ended December 31,
	2016	2015
Customer A	95%	94%
Customer B	4%	3%
Customer C	1%	3%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations, 100% of which are derived in Mexico, for the years ended December 31, 2016 and 2015 are as follows:

	Years ended December 31,
	2016	2015
Gold	$122,916	$108,387
Silver by-product	957	805
	$123,873	$109,192